Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: March 21, 2021

Thoma Bravo SPAC Agrees to Take IronSource Public

By Ed Hammond, Gillian Tan, and Crystal Tse

March 21, 2021, 3:00 PM EDT Updated on March 21, 2021, 6:00 PM EDT

Thoma Bravo’s blank-check firm has reached an agreement to take app software company ironSource public through a merger that values the combined business at $11.1 billion.

Thoma Bravo Advantage, a special purpose acquisition company, or SPAC, will help fund the deal with $1.3 billion of new investment from a group of blue-chip asset managers including Tiger Global Management, Wellington Management and Seth Klarman’s Baupost Group, according to a statement Sunday, confirming a Bloomberg News report.

Under the terms of the deal, ironSource shareholders will receive $10 billion, including $1.5 billion of cash and a majority of shares in the combined company. ironSource is expected to have $740 million of cash upon completion.

Orlando Bravo, founder and managing partner of Thoma Bravo, the private equity giant behind the SPAC, will join the board of ironSource.

“As one of the fastest-growing and most innovative platforms for building and scaling businesses in the app economy, ironSource is well-positioned for continued success as a public company,” Bravo said in the statement.

ironSource is unusual amid the recent wave of SPAC targets as it’s already profitable; the company had earnings before interest, tax, depreciation, and amortization of $104 million in 2020, according to the statement.

The Tel Aviv-based company was started by eight founders in 2010 and provides software used by app developers and telecommunications operators. All the founders are expected to stay on after the deal with Thoma Bravo Advantage and will hold super-voting shares, giving them a five-to-one ratio, according to people familiar with the matter, who asked to not be identified because the details aren’t public.

Deal Structure

The structure of the deal is consistent with Thoma Bravo’s private equity model.

Under Bravo, the firm has built a reputation for buying cloud software companies, keeping existing management in place and backing them in a way more akin to venture capital. It is a light-touch model that runs counter to the traditional private equity wisdom of financial engineering to deliver better returns.

ironSource was in the advanced stages of its initial public offering roadshow when its chief executive and co-founder, Tomer Bar Zeev, was introduced to Bravo in early February, the people said. The two decided to pursue the deal, leaving ironSource to abandon its IPO plans and Thoma Bravo Advantage to nix discussions with other potential SPAC targets.

“Despite our previous progress pursuing a traditional IPO, when we met with Thoma Bravo Advantage we found an alignment of vision and shared conviction about the long-term growth we can drive at ironSource that made them the perfect partner as we take this next step in growing our company,” Zeev said in the statement.

In 2019, funds managed by CVC Capital Partners acquired a minority stake in ironSource for more than $400 million.

Thoma Bravo Advantage raised $1 billion in a January initial public offering. Bravo is the SPAC’s chairman and Robert “Tre” Sayle is CEO.

This month, the private equity firm announced a $2.4 billion deal to take data integration and integrity firm Talend SA private and is close to a $3.7 billion acquisition of financial software business Calypso Technology, Bloomberg News has reported.

The ironSource deal is slated to close in the second quarter. Goldman Sachs Group Inc., Jefferies Financial Group Inc. and Citigroup Inc. advised ironSource on the transaction.

(Updates with details from the statement starting in first paragraph)

Additional Information and Where to Find It

This press release relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This press release does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.